Exhibit 99.2

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 353-1-709-4444 800-252-3526	Matt Dallas Ph: 212-850-5664 Elizabeth Headon Ph: 353-1-498-0300

ELAN TO PRESENT AT THE GOLDMAN SACHS 28TH ANNUAL GLOBAL
HEALTHCARE CONFERENCE

DUBLIN, IRELAND, MAY 24, 2007—Elan Corporation, plc announces that it will present at the Goldman Sachs 28th Annual Global Healthcare Conference in Laguna Niguel, California on Wednesday, June 13th, 2007 at 10.40 a.m. Pacific Time, 1.40 p.m. Eastern Time and 6.40 p.m. British Summer Time.  Interested parties may access a live audio webcast of the presentation by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.